Act: 1933
Section:
Rule: 144
Public Availability: 5/16/2007


07054741

DC
NO ACT
P.E 1-31-07

May 16, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance


RECD S.E.C.
MAY 16 2007
1086

Re: Smart Move, Inc.
Incoming letter dated January 31, 2007

Based on the facts presented, it is the Division's view that the holders of the membership interests of A Smart Move, L.L.C. may not "tack" the period during which they held those interests to their holding period for the shares of Smart Move, Inc. for purposes of determining their holding period for resales under Rule 144.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require a different conclusion.

Sincerely,

Mark F. Vilardo
Special Counsel

PROCESSED
MAY 30 2007
THOMSON
FINANCIAL



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2007

Mail Stop 3010

Ralph V. De Martino
Cozen O'Connor Attorneys
The Army & Navy Club Building, Suite 1100
1627 I Street, NW
Washington, DC 20006-4007

Re: Smart Move Inc

Dear Mr. De Martino:

In regard to your letters of January 31, 2007 and March 2, 2007, our response thereto is attached to the enclosed photocopy of your correspondences. By doing this, we avoid having to recite or summarize the facts set forth in your letters.

Sincerely,

David Lynn
Chief Counsel



COZEN
O'CONNOR
ATTORNEYS

A PROFESSIONAL CORPORATION

THE ARMY AND NAVY CLUB BUILDING SUITE 1100 1627 I STREET, NW WASHINGTON, DC 20006-4007
202.912.4800 800.540.1355 202.912.4830 FAX www.cozen.com

March 2, 2007

Ralph V. De Martino
Direct Phone 202-912-4825
Direct Fax 202-912-4830
rdemartino@cozen.com

VIA COURIER AND EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Smart Move, Inc. (the "Company") - Supplemental Submission

Ladies and Gentlemen:

This firm serves as counsel to Smart Move, Inc., a Delaware corporation (the "Company"). On January 31, 2007, we submitted a request seeking the concurrence of the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") that it will not take enforcement action against the Company or its shareholders under the circumstances recited in the original request in connection with the sales of securities issued by the Company by certain selling shareholders of the LLC, the predecessor company (the "Original Request").

The purpose of this submission to supplement the Original Request with an update and clarification of one of the prongs of the legal analysis under the *Hygeia* line of no-action letters established to permit tacking of successive holding periods under Rule 144. We believe the below-referenced clarification is important in the Staff's consideration of the circumstances set forth in the Original Request. All capitalized items bear the meanings assigned to them in the Original Request.

Page 3 of the Original Request states *verbatim* that "with the exception of the first element (as discussed below), the Reorganization meets all elements for a reorganization transaction set forth above." The first element of this test is that the governing document must contemplate the reorganization into a corporation. Although the original LLC Operating Agreement dated August 30, 2004 did not contemplate the reorganization of the limited liability company into a corporation, the Amended and Restated LLC Operating Agreement contained such provision. As amended and restated in its entirety on November 30, 2005, the Amended and Restated LLC Operating Agreement authorized the managers of the LLC, in their sole and exclusive discretion, to restructure the legal status and capital structure of the LLC at some point in the future to facilitate a public offering of such corporate entity and waived rights to veto such

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conversion or a resulting dissolution of the LLC. Specifically, Section 10.04 (*Conversion to Corporate Form; Public Offering*) of the Amended and Restated Operating Agreement dated November 2005 states, in pertinent part, that the LLC members agreed that the LLC Managers may approve a restructuring of the legal status and capital structure of the Company in the future to facilitate a public offering of securities by a corporate entity that, immediately after such restructuring, will own, directly or indirectly, 100% of the property and business of the Company and its subsidiaries, that such restructuring will result in the direct or indirect conversion of the such LLC members' shares of the Company into capital stock of such entity and that the decision to convert to corporate form and the form of such restructuring, including, without limitation, by merger, will be at the sole discretion of the LLC Managers, with the Members having no vote or veto power with respect to any such conversion. Section 10.04(b) continues to state, in pertinent part, that, in order to facilitate a public offering, the LLC Managers may, without the consent of the LLC members, cause the Company to incorporate its business or require the shareholders to transfer their holdings to a newly-formed corporation as successor to the Company in exchange for common stock of said corporation, "including, without limitation, in a transaction resulting in a dissolution of the Company pursuant to Article X of this Agreement, and, in connection therewith, each Member hereby expressly agrees to any such dissolution of the Company and the transfer of its Shares in accordance with the terms of the exchange as provided by the Managers."

The holders of the LLC membership interests effectively entrusted the decision making authority with respect to the timing, form and substance of the future reorganization into the LLC Managers' hands and had no veto or meaningful decision-making authority with respect either to the Reorganization or a related dissolution of the LLC upon its merger with and into the corporation. The Original Request, on pages 3-4, included a discussion of the effect of the Amended and Restated LLC Operating Agreement, but, inadvertently, stated that the first prong of the *Hygeia* test was not met, when, in fact, it was met, and also omitted to state that Members had effectively waived their right both to object to dissolution as related to the reorganization or to veto the Company's initial public offering. Based on the foregoing discussion and to clarify the record before the Staff, the Company believes that there is a substantial basis to conclude that it meets the first requirement of the *Hygeia* five-step analysis and its progeny. The foregoing, combined with the rest of the *Hygeia* analysis set forth on pages 3-4 of the Original Request, demonstrates the Company's compliance with all five steps of the *Hygeia* analysis. Based on the facts presented, as supplemented and corrected, the Company believes that the holding period under Rule 144(d) for shares of Common Stock of Smart Move, Inc., Inc. issued to holders of LLC interests began November 30, 2005. On that date, all members of A Smart Move, LLC nullified their ability to dissolve A Smart Move, LLC or to veto A Smart Move, LLC's reorganization or Smart Move, Inc.'s initial public offering.

For the foregoing reasons, we respectfully request that the Staff, based on the totality of the record submitted for its consideration, confirm that the Commission will not recommend any enforcement action if the Company's shareholders tack to the period that they have held the shares the period that they held their respective membership interests in the LLC, the Company's predecessor.

In the event that the Staff is not inclined to respond favorably to this request, we would appreciate the opportunity to discuss your concerns before receiving your written response. If you have any questions regarding any aspect of this request, or if you require additional information, please call me at (202) 912-4825. Thank you in advance for your attention to this matter.

Very truly yours,



/s/

PHILADELPHIA
ATLANTA
CHARLOTTE
CHERRY HILL
CHICAGO
DALLAS
DENVER
HOUSTON
LONDON
LOS ANGELES
NEW YORK



COZEN O'CONNOR
ATTORNEYS

A PROFESSIONAL CORPORATION

NEWARK
SAN DIEGO
SAN FRANCISCO
SANTA FE
SEATTLE
TORONTO
TRENTON
WASHINGTON, DC
WEST CONSHOHOCKEN
WICHITA
WILMINGTON

THE ARMY AND NAVY CLUB BUILDING SUITE 1100 1627 I STREET WASHINGTON, DC 20006-4007
202.912.4800 800.540.1355 202.912.4830 FAX www.cozen.com

January 31, 2007

Ralph V. De Martino
Direct Phone 202-912-4825
Direct Fax 202-912-4830
rdemartino@cozen.com

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Smart Move, Inc. (the "Company")

Ladies and Gentlemen:

This firm serves as counsel to Smart Move, Inc., a Delaware corporation (the "Company"). In that capacity, we hereby respectfully request the concurrence of the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") that it will not take enforcement action against the Company or its shareholders under the circumstances recited below if, in connection with the sales of securities issued by the Company, the selling shareholders tack the period of time that they held securities issued by the Company's predecessor, A Smart Move, L.L.C., to the period that they have held their securities issued by the Company, for purposes of relying on the safe harbor provided by Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act").

Background

The Company offers household moving and other related services using its proprietary shipping containers. A Smart Move, L.L.C., the Company's predecessor entity (the "LLC"), was organized as a Colorado limited liability company on August 11, 2004 and began business operations in June 2005. Smart Move, Inc. was incorporated in Delaware on December 5, 2005 as a wholly-owned subsidiary of the LLC.

On December 6, 2006, the LLC merged with and into the Company (the "Reorganization"), for the purpose of reorganizing the LLC into a Delaware corporation. The LLC's separate existence ceased as of the date of the Reorganization and the Company survived the Reorganization. Under the terms and provisions of the Agreement and Plan of Merger pursuant to which the Reorganization was effected (the "Agreement"), each one of the issued and outstanding units of membership interest in the LLC converted automatically into an equivalent number of shares of common stock of the Company, i.e., the holders of the LLC membership interests became the Company shareholders following and as a result of the Reorganization. Upon consummation of the Reorganization, the underlying business, basic organizational structure, assets and liabilities (on a consolidated basis), operations, management, fiscal year, location of the principal facilities and employees of the LLC remained the same as before.

Immediately following the Reorganization, the Company conducted an initial public offering of 2,880,000 units of its securities (the "Units"), each Unit consisting of one share of the Company's common stock, par value $.0001 per share, and a 5-year warrant to purchase one common stock share (the "IPO"). The IPO was underwritten by an underwriters' syndicate on a firm commitment basis. The effective date of the IPO was December 6, 2006. The purpose of the IPO was to raise capital necessary for growth and expansion of the Company. The Company raised approximately $16.5 million in the IPO (SEC File No. 333-137931). The Units commenced public trading on the American Stock Exchange (the "AMEX") on December 7, 2006, and, subsequently, were broken into individual components, common stock and warrants, both now trading on the AMEX as well. Throughout the IPO prospectus, the narrative discussion, financial data and descriptions (e.g. capitalization, dilution, etc.) assumed the completion of the Reorganization and reflected, where and as appropriate, the effects of the Reorganization.

Following the IPO, certain of the Company's shareholders inquired whether they could tack their holding periods as the holders of the LLC securities for purposes of the holding period provisions of Rule 144 and thereby effect sales pursuant to the provisions of Rule 144 and without the benefit of an effective registration statement.

Discussion

On the basis of the foregoing facts, we respectfully submit that the Reorganization was a "recapitalization" within the meaning of Rule 144(d)(3)(i) and that the LLC shareholders who, as a result of the Reorganization, are now the Company's shareholders, should be permitted, under the same provision, to tack the holding period during which they held LLC membership interests to their holding period of the Company shares.

The shares are restricted securities as defined in Rule 144 under the Act. Rule 144 requires that sellers of restricted securities meet certain holding period requirements prior to the sale of such securities without registration under the Act. The purpose of this requirement is to assure that the investors in restricted securities have assumed the economic risks of their investment and therefore do not act as conduits for sale to the public of unregistered securities of an issuer. See Preliminary Note to Rule 144. In some circumstances, however, where the purpose of the holding period requirement is not undermined or frustrated, the Rule permits tacking of holding period(s). For instance, under Rule 144(d)(3)(i), "securities acquired from the issuer... pursuant to a... recapitalization shall be deemed to have been acquired at the same time as the securities... surrendered in connection with the recapitalization."

While the term "recapitalization" is not defined in Rule 144, the Staff has offered some guidance as to whether certain exchanges are considered recapitalizations. See, e.g. Phoenix Mut. Life Ins. Co., SEC No-Action Letter, 1992 WL 105176 (Apr. 13, 1992); Ticketmaster Corp., SEC No-Action Letter, 1984 WL 45253 (May 21, 1984); M-Wave, Inc., SEC No-Action Letter, 1993 WL 290677 (July 30, 1993); Trenwick Group, Inc., SEC No-Action Letter, 1987 WL 107986 (April 14, 1987)(reconsidered).

In the leading no-action letter on this subject, Hygeia Sciences, Inc., SEC No-Action Letter, 1986 LEXIS 1897 (Mar. 13, 1986), the Staff permitted limited partners to tack the holding period of their limited partnership interests to the shares of the successor corporation's common stock they received in a reorganization of the limited partnership into that successor corporation. The Staff extended the *Hygeia* analysis dealing with partnerships to limited liability companies. Cravath, Swaine & Moore, 2000 WL 190027 (Feb. 11, 2000). In *Cravath*, the Staff permitted a holder of limited liability company interests to tack the holding period of its limited liability company interests to the holding period of the shares of common stock it received in a reorganization of the limited liability company into the successor corporation.

The *Hygeia* line of no-action letters established five elements to be met in order to permit tacking of successive holding periods under Rule 144. These elements are that (i) the governing document must contemplate the reorganization into a corporation, (ii) the equity holders of the predecessor entity seeking to tack may not have veto or meaningful decision-making authority with respect to the reorganization, (iii) in the reorganization, the equity holders must receive a number of shares proportionate to the equity interest they held in the predecessor entity, (iv) the successor corporation must carry on substantially the same business as the predecessor, and (v) the equity holders must not have provided any additional consideration for the shares of common stock they receive in exchange for their equity interests in the predecessor entity. See, e.g. The Goldman Sachs Group, L.P., SEC No-Action Letter, 1998 LEXIS 802 (Aug. 24, 1998); Peapod, Inc., SEC No-Action Letter, 1997 LEXIS 999 (Nov. 10, 1997); Banc of America Investors, L.P., SEC No-Action Letter, 2004 WL 368956 (Feb. 25, 2004)

With the exception of the first element (as discussed below), the Reorganization meets all elements for a reorganization transaction set forth above.

The Reorganization meets the second element of the five-step analysis. The Staff emphasized the importance of compliance with this criterion in the *Banc of America* no-action letter, also involving a tacking question in the reorganization of a non-corporate entity into a corporation. Where an equity holder in a predecessor entity was vested with meaningful power or authority to initiate or determine the nature of the reorganization from the predecessor entity into a corporation, the Staff has denied tacking to that equity holder. Juno Online Services, Inc., SEC No-Action Letter, 1999 WL 1042178 (Nov. 17, 1999). On November 30, 2005, the holders of the LLC membership interests approved the amendment and restatement of the LLC Operating Agreement authorizing the managers of the LLC, in their sole and exclusive discretion, to restructure the legal status and capital structure of the LLC at some point in the

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future to facilitate a public offering of such corporate entity. Therefore, the holders of the LLC membership interests effectively entrusted the decision making authority with respect to the timing, form and substance of the future reorganization into the LLC managers' hands and had no veto or meaningful decision-making authority with respect to the Reorganization.

The Reorganization also complies with the third, fourth and fifth elements set forth above. Under the terms of the Agreement and upon consummation of the Reorganization, each share of the LLC membership interest converted into an equivalent number of securities of the Company, i.e., the LLC equity holders received a number of the Company shares proportionate to the equity interest they held in the LLC. The Reorganization covered all holders of the LLC membership interests *pro rata* and was so accepted by all such holders. Furthermore, there was no change in the identity of the security holders of the LLC to whom the Company's securities were issued pursuant to the Reorganization. Those investors represented to the Company that they were sophisticated and experienced in financial and business matters and they had access to all material information relating to the Company as elucidated in *SEC v. Ralston Purina Co.*, 346 U.S. 199 (1953) and its progeny.

The underlying business, basic organizational structure, assets and liabilities (on a consolidated basis), operations, management, fiscal year, location of the principal facilities and employees of the LLC remained the same as before. The Reorganization did not result in any change in beneficial ownership interests of the LLC members since, by virtue of the Reorganization, each share of the LLC membership interest converted into an equivalent number of securities of the Company. In addition, the Company: (i) continued to possess all of its assets, rights, power and property as constituted immediately prior to the Reorganization; and (ii) succeeded, without other transfer, to all of the debts, liabilities and obligations of the LLC in the same manner as if the Company had itself incurred them, including outstanding options and warrants. The LLC equity holders made no new investment decisions when they acquired the Shares in exchange for their LLC membership interests as a result of and following the Reorganization. The Reorganization did not shift the economic risks of investment in the securities in question. The Reorganization did not alter, in any material way, the nature or substance of the entity in which the LLC shareholders invested and maintained their investment. So, the Reorganization did not affect a change in economic substance in the LLC equity holders' investment because they maintained the same investment and faced the same risks in the same business enterprise. The primary purpose of the Reorganization was not to change the nature or substance of the entity in which the equity holders in the LLC had invested, but to realize the benefits of an initial public offering of the Company's securities. The form has changed; the substance remained substantially in tact.

Finally, under the terms and provisions of the Agreement, the LLC equity holders did not provide any additional consideration, directly or indirectly, for the shares of the Company's common stock they received in exchange for their respective holdings of the LLC membership other than the exchange of the securities surrendered, and the rights attendant thereto.

However, the LLC Operating Agreement, as originally contemplated and subsequently amended and restated, did not contemplate the reorganization of the Colorado limited liability company into a corporation, in Colorado or some other jurisdiction. So, the Reorganization does not meet the first requirement of the five-step analysis set forth in *Hygeia* and its progeny.

Notwithstanding the lack of compliance with the first element of the Hygeia test, the Company believes that the shareholders should be allowed to tack the holding period during which they have held the shares to the period during which they held limited partnership interests issued by the Company's predecessor entity.

An additional question is whether the IPO in any material way undermines the foregoing analysis and conclusions. In circumstances where the Staff believed there to be a link between a recapitalization transaction and subsequent sales of securities, it has denied tacking under Rule 144(d)(3)(i) on the theory that the issuer of the securities and the predecessor company were not, in substance, the same. See, e.g. Hoenig Group, Inc., SEC No-Action Letter, 1993 WL 78519 (Mar. 15, 1993); Homeowners Mktg. Servs., Inc., SEC No-Action Letter, 1988 WL 234502 (Aug. 14, 1988). A simultaneous IPO need not be integrated with the IPO for purposes of determining the applicability of Rule 144. The Staff has previously allowed reorganizations, conducted in close proximity with a public or private offering, to qualify as recapitalizations and have allowed the tacking of holding periods in such cases. See, e.g., Trenwick, *id.*; Bliss & Laughlin Industries Inc., SEC No-Action Letter, 90 CCH FSLR 79,496 (Sept. 29, 1989).

The facts presented arguably fail to satisfy four of the five integration criteria set forth in the Securities Act Release No. 4552 for assessing when two or more securities offering should be integrated. The only criterion that is satisfied relates to the contemporaneous timing of the Reorganization and the IPO. First of all, the IPO and the Reorganization were not part of a single plan of financing since the Reorganization was not conceived or executed as a financing plan. Further, the IPO and the Reorganization were effected pursuant to two entirely separate agreements, i.e., the IPO – pursuant to the Underwriting Agreement as well as other related agreements with the underwriters in connection with the IPO; the Reorganization – pursuant to the Agreement. The IPO and the Reorganization involved the issuances of different classes of securities, i.e., the Units, in case of the IPO, and common stock, in case of the Reorganization (though, admittedly, the Units in the IPO, in their composition, included shares of common stock). The IPO and the Reorganization involved different types of consideration, i.e., the IPO involved cash consideration whereas the Reorganization involved securities only, no cash. Finally, the IPO and the Reorganization were arguably effected for different general purposes, i.e., the purpose of the IPO was to raise capital for the Company while the Reorganization was to reorganize the LLC into a Delaware corporation. However, with respect to the last point, we acknowledge that the Reorganization was necessary to the structure of the IPO. In fact, Section 1a. of the Agreement stated, in effect, that the proposed merger would not occur until such time as the Company completed its IPO.

Conclusion

For the foregoing reasons, we respectfully request that the Staff confirm that the Commission will not recommend any enforcement action if the Company's shareholders tack to the period that they have held the shares the period that they held their respective membership interests in the LLC, the Company's predecessor.

In accordance with Securities Act Release No. 6269 (December 5, 1980), I am sending an original and seven copies of this letter.

In the event that the Staff is not inclined to respond favorably to this request, we would appreciate the opportunity to discuss your concerns before receiving your written response. If you have any questions regarding any aspect of this request, or if you require additional information, please call me at (202) 912-4842. Thank you in advance for your attention to this matter.

Very truly yours,

Ralph V. De Martino
(Signed by Alec Orudjev, Esq. on behalf of Mr. De Martino)

END